Exhibit 12.1

CHELSEA THERAPEUTICS INTERNATIONAL, LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands)

						Nine Months Ended September 30, 2010
	For the Years Ended December 31,
	2005	2006	2007	2008	2009
Earnings:
Loss before income taxes	$(7,916)	$(8,671)	$(15,081)	$(35,086)	$(25,772)	$(24,943)
Plus: Fixed charges	18	19	20	66	239	119
Less: Capitalized interest	—	—	—	—	—	—

Earnings as adjusted	(7,898)	(8,652)	(15,061)	(35,020)	(25,533)	(24,824)

Fixed charges:
Interest expense	—	—	—	5	149	70
Amortization of debt issuance costs	—	—	—	—	—	—
Interest portion of rental expense	18	19	20	61	90	49

Total fixed charges	$18	$19	$20	$66	$239	$119

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges (2)	$(7,916)	$(8,671)	$(15,081)	$(35,086)	$(25,772)	$(24,943)

(1)	Because we had no earnings in each period, it is not possible to calculate the ratio of combined fixed charges and preference dividends to earnings.

(2)	For purposes of this calculation, “earnings” consist of income (loss) before income taxes and fixed charges. “Fixed charges” consist of interest, amortization of debt issuance costs, preferred stock dividends and the component of rental expense believed by management to be representative of the interest factor for those amounts.